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File No. 064208-0006

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission
Division of Corporation Finance

Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention: Tonya K. Aldave

Re:                             Angion Biomedica Corp.
Draft Registration Statement on Form S-1
Confidentially submitted on February 14, 2020
CIK No. 0001601485

Ladies and Gentlemen:

On behalf of Angion Biomedica Corp. (the “Company” or “Angion”), we are hereby submitting a Draft Registration Statement on Form S-1 (“Registration Statement”). The Company previously submitted a Draft Registration Statement on Form S-1 on February 14, 2020 (the “Draft Submission”) to the U.S. Securities and Exchange Commission (the “Commission”) on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act. The Registration Statement has been revised to reflect the Company’s responses to the comment letter to the Draft Submission received on March 10, 2020 from the staff of the Commission (the “Staff”).

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto.

May 13, 2020

Draft Registration Statement on Form S-1 submitted February 14, 2020

Prospectus Summary

Overview, page 1

1.                                     We note your disclosure on page 2 detailing the “specific advantages” of ANG-3777. Because ANG-3777 has not been approved by the FDA or foreign government equivalent, please revise to refer to them as possible or potential advantages. Similarly, revise your disclosure on page 100. In addition, we note your disclosure on page 2, 100 and 113 that ANG-3777 demonstrated “clinically meaningful improvements” on several key endpoints. Please clarify whether these results were statically significant and disclose the p-value used to determine significance. Also, clarify whether all of the endpoints in your Phase 2 clinical trial for DGF with ANG-3777 were met.

Response: In response to the Staff’s comment, the Company has revised pages 2, 3, 105, 110, 115, 116, 117, 119, 121 and 122 of the Registration Statement. With respect to the Staff’s request regarding statistical significance of results for several key endpoints, the Company respectfully advises the Staff that the pre-specified statistical analysis plan (“SAP”) for the Company’s Phase 2 clinical trial of ANG-3777 only included statistical testing for the primary endpoint (time to 1,200 cc urine). All secondary endpoints were analyzed descriptively only and no statistical testing was conducted as part of the Phase 2 pre-specified statistical analysis plan. As a result, the Company is not able to state whether the results regarding any secondary endpoint, including mean serum creatinine, were statistically significant. In response to the Staff’s comment, the Company has therefore revised pages 3, 105, 119, 121 and 122 to remove references to “several key endpoints” and to only retain reference to the serum creatinine endpoint, which the Company believes is material to investors in light of the use of eGFR as the primary endpoint in the Company’s Phase 3 registration trial.

The Company further advises the Staff that it conducted a post-hoc analyses with respect to the Phase 2 clinical trial data in response to the March 2017 Food and Drug Administration (FDA) Draft Guidance for Industry on Delayed Graft Function in Kidney Transplantation and for purposes of conducting and designing its ongoing Phase 3 clinical trial of ANG-3777 in DGF. Three post hoc analyses included: mean eGFR at month 12 by study arm, graft failure over the first 12 months after transplantation by study arm, and duration of dialysis during first 28 days post-transplantation by study arm. The post hoc analyses included statistical testing and were statistically significant (p<0.05) for 12-months eGFR (p=0.039) and graft failure, but the post hoc analysis of duration of dialysis was not statistically significant. The Company did not make multiplicity adjustments for these post hoc analyses; however, these data have been presented to the FDA, and support the Company’s use of 12-month eGFR as the primary endpoint in its ongoing Phase 3 clinical trial in DGF. As such, the Company believes that such post hoc analysis data for eGFR at 12-months to be material to investors and has included disclosure relating to such analysis on pages 3, 105, 120 and 121 of the Registration Statement. The Company respectfully advises the Staff that it does not believe the post hoc analysis of either duration of dialysis or graft failure to be material to investors as neither endpoint will be a key endpoint for purposes of the Company’s Phase 3 clinical trial in DGF.

Finally, the Company respectfully advises the Staff that it has revised page 115 of the Registration Statement to disclose its interpretation of statistical significance.

May 13, 2020

2.                                     We note your disclosure on page 3 that “[t]here are currently two approved drugs for the treatment of IPF, which despite having significant side-effects, generated approximately $2.3 billion in combined 2018 worldwide sales.” Please revise your disclosure here and throughout to clarify that, even if your product candidate is approved by the FDA for IPF, there is no guarantee that your product candidate will generate comparable revenues to the two currently approved drugs.

Response: In response to the Staff’s comment, the Company has revised pages 4, 106 and 133 of the Registration Statement.

Implications of Being an Emerging Growth Company, page 5

3.                                     Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company respectfully acknowledges the Staff’s comment and undertakes that it will provide the Staff with any written materials that it or anyone authorized to do so on its behalf presents to potential investors that are qualified institutional buyers or institutional accredited investors in reliance on Section 5(d) of the Securities Act.

Use of Proceeds, page 72

4.                                     We note your disclosure that you intend to use net proceeds to fund your (1) ongoing Phase 3 registration trial of ANG-3777 for DGF, (2) development and validation of your commercial manufacturing process for ANG-3777 in preparation for the NDA submission, (3) ongoing Phase 2 clinical trial of ANG-3777 for CSA-AKI, (4) ongoing Phase 1 clinical trial of ANG-3070 and preparation for subsequent clinical development, and (5) research and development efforts, including ongoing studies of your ROCK2 inhibitor. Please specify how far in the development of each of the listed clinical trials or programs you expect to reach with the proceeds of the offering. If any material amounts of other funds are necessary to accomplish the specified purposes, state the amounts and sources of other funds needed for each specified purpose and the sources. Refer to Instruction 3 to Item 504 of Regulation S-K.

May 13, 2020

Response: The Company respectfully advises the Staff that the Company intends to disclose the overall progress the Company expects to achieve with the proceeds from the offering, together with its current cash and cash equivalents, once the Company has determined the anticipated size of the offering.

Research and Development Expenses, page 87

5.                                     You disclosed multiple drug candidates with multiple indications at various stages and that research and development is a significant aspect of your business. You also disclosed on page 89 that your R&D expenses for the year ended December 31, 2018 are primarily related to ANG-3777. For each period presented, please expand to provide more detail for your research and development expenses, to the extent available, including but not limited to, detail by drug candidates and/or by indications, as well as by the nature and sources (for example, internal or external) of the expenses.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that for the periods presented in the results of operations table located on page 93 of the Registration Statement, the Company did not track research and development expenses by product candidate, mainly because a number of expenses were incurred in connection with multiple product candidates and were not attributable to one specific product candidate. Therefore, the Company concluded it was not practicable to track all expenses by product candidate at that time and, as a result, the Company is unable to provide quantitative disclosure regarding research and development expenses by product candidate during the periods requested. However, the Company is able to provide qualitative disclosure regarding research and development expenses by product candidate and has disclosed on page 94 of the Registration Statement that its research and development expenses were primarily driven by development relating to ANG-3777 for the periods indicated. In addition, the Company has supplemented pages 91 and 94 with quantitative disclosure regarding the split between the Company’s internal and external research and development expenses for the year ended December 31, 2019.

6.                                     You disclose that research and development expenses include costs related to the protection of intellectual property rights. Please clarify for us and revise if necessary, the nature of these costs and how these costs are properly classified as research and development under ASC 730-10-55-2(i), which requires that legal work in connection with patent application or litigation, and the sale or licensing of patents would not be considered research and development within the scope of this topic.

Response: The Company respectfully advises the Staff that it has evaluated its classification of costs included in research and development expenses as prescribed by ASC 730-10-55-2(i) and determined that its research and development expenses for the years ended December 31, 2018 and 2019 do not include legal costs incurred in connection with patent application, litigation or licensing of patents. The Company respectfully submits that it will revise its policy to remove “costs related to the protection of intellectual property rights” and has revised page 91 of the Registration Statement accordingly.

May 13, 2020

7.                                     You disclose here that you do not record indirect research and development expenses by product. Please clarify for us and revise if necessary, the nature of your indirect costs and whether you record them as research and development expenses under ASC 730.

Response: The Company respectfully advises the Staff that it has performed a comprehensive review of expenses classified as research and development expenses for the year ended December 31, 2018 and determined that compensation costs of $1.1 million for employees in research and development functions and $2.3 million of lab facilities costs were inappropriately excluded from research and development expense in accordance with ASC 730-25-2. The Company evaluated whether this error was material to the consolidated financial statements from a quantitative and qualitative perspective in accordance with ASC 250 and SAB 99. The Company considered, among other factors, that the error only affects two line items within the caption “Total Operating Expenses” in the Company’s consolidated statements of operations. Further, the error did not impact the Company’s financial position, net loss or cash flow for the year ended December 31, 2018. Based on this assessment, the Company concluded that the error was not material to the 2018 consolidated financial statements and has been corrected in the 2018 consolidated financial statements included in this confidential submission by reclassifying $3.4 million from general and administrative expense to research and development expense for the year ended December 31, 2018.

Further, as part of the evaluation of the classification of research and development costs, the Company verified that its research and development expenses for the years ended December 31, 2018 and 2019 do not include indirect research and development costs. The Company respectfully submits that it has revised page 91 of the Registration Statement accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Significant Judgement and Estimates

Share-Based Compensation, page 95

8.                                     Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances, including stock compensation.

Response: The Company respectfully acknowledges the Staff’s comment and undertakes that, once an estimated offering price is available, it will provide the Staff with an analysis explaining the reasons for any differences between the Company’s most recent fair value determinations and the estimated offering price, if any.

May 13, 2020

ANG-3777 for the Reduction in Severity of Delayed Graft Function

Phase 2 Clinical Trial, page 113

9.                                     Please revise your disclosure for the second graph on pages 114 and the graph on page 115 to disclose whether the results were statistically significant and the p-values used to determine statistical significance.

Response: In response to the Staff’s comment, the Company has revised pages 120 and 121 of the Registration Statement. The Company respectfully refers the Staff to the Company's discussion of the serum creatinine secondary endpoint in response to the Staff's first comment contained herein.

Our Business

ANG-3777 Phase 1 and Preclinical Results, page 117

10.                              Please revise here and throughout to remove conclusory statements regarding the results of your clinical and preclinical trials for ANG-3777 and ANG-3070, and provide detailed disclosure regarding the tests conducted, including the number of tests conducted, the number of test subjects in each cohort, the range of results observed in each, whether the results were statistically significant and the p-value used to determine statistical significance. For example, we note your disclosure on page 118 that “you have demonstrated in different animal models of organ injury that intervention with ANG-3777 following a 24-hour delay in the administration of the first dose appears to be as efficacious as intervening with ANG-3777 either prophylactically or at the time of the initial injury” and on page 119 that you have “consistently demonstrated activity across different species, organ system, and acute organ injuries due to a variety of causes.” Also, please provide a brief definition of the term “basket trial” on page 124.

Response: In response to the Staff’s comment, the Company has revised pages 125 through 136 of the Registration Statement to remove the conclusory statements regarding the Company’s clinical trials and preclinical trials of ANG-3777 and ANG-3070.  The Company respectfully further advises the Staff that it has disclosed the additional details requested by the Staff with respect to such clinical trials and preclinical trials to the extent such information exists. The Company further advises the Staff that it has removed the reference to “basket trial” in the Registration Statement.

May 13, 2020

Management

Director Compensation, page 151

11.                              We note your disclosure regarding your consultant agreement with Dr. Yamin. If this agreement is still in effect, please file it as an exhibit to your registration statement.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that Dr. Yamin resigned from the Company’s Board of Directors. As a result, the Company does not believe that the filing of such agreement is required under Regulation S-K.

Part II

Item 16. Exhibits and Financial Statement Schedules, page II-4

12.                              Please file the commercial supply agreement with your current third-party supplier, Alcami, Inc., as described on pages 40 and 124, or tell us why you believe it is not required to be filed.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company’s active pharmaceutical ingredient and drug supplier operates under executed work orders for fulfillment of the Company’s clinical supply needs, some of which could potentially be used for commercial purposes (including registration supply), but that the Company does not have a commercial supply agreement currently in effect.  The Company does not view the existing work orders to be material. The Company has revised pages 43 and 137 of the Registration Statement accordingly.

General

13.                              Please revise throughout to remove any inference that your product candidates have been or will ultimately be determined to be safe or effective, as only the FDA and foreign government equivalent regulators have the authority to make these determinations. We note, by way of example, the statements on page 113 that you have demonstrated in different animal models of organ injury that intervention with ANG-3777 following a 24- hour delay in the administration of the fist does appears to be efficacious, on page 119 that “ANG-3777 has been shown in preclinical in vivo models to be effective....” and on page 125 that “the key competitive factors affecting the development and commercial success of [your] product candidates are efficacy, safety....”

Response: In response to the Staff’s comment, the Company has revised pages 114, 126, 128 through 131 and 134 through 136 of the Registration Statement.

* * *

May 13, 2020

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (415) 395-8198 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Miles P. Jennings

Miles P. Jennings
of LATHAM & WATKINS LLP

cc: Jay Venkatesan, Angion Biomedica Corp.
Jennifer Rhodes, Angion Biomedica Corp.
Patrick Pohlen, Latham & Watkins LLP
Kenneth Guernsey, Cooley LLP

Jonie Kondracki, Cooley LLP